UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO 240.13d-2(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

(Amendment No. 15)*

RADA ELECTRONIC INDUSTRIES LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.03 par value
(Title of Class of Securities)

M81863124 (CUSIP Number)

Nir Cohen

Chief Financial Officer
DBSI Investments Ltd.
85 Medinat Hayehudim Street

Herzliya 4676670, Israel

972-9-951-4151
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. M81863124	13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS:
DBSI Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC Use Only

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
1,981,379

	8	SHARED VOTING POWER:
0

	9	SOLE DISPOSITIVE POWER:
1,981,379

	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,981,379

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
4.04%(1)

14	TYPE OF REPORTING PERSON:
CO

(1)	Percentage shown is based on 49,035,041 Ordinary Shares outstanding as of May 14, 2021 (reported by the Issuer on Form 6-K on May 19, 2021).

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CUSIP No. M81863124	13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS:
Barak Dotan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC Use Only

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
1,981,379

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
1,981,379

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,981,379

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
4.04%(1)

14	TYPE OF REPORTING PERSON:
IN

(1)	Percentage shown is based on 49,035,041 Ordinary Shares outstanding as of May 14, 2021 (reported by the Issuer on Form 6-K on May 19, 2021).

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CUSIP No. M81863124	13D/A	Page 4 of 7

1	NAMES OF REPORTING PERSONS:
Yossi Ben Shalom

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC Use Only

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
1,981,379

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
1,981,379

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,981,379

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
4.04%(1)

14	TYPE OF REPORTING PERSON:
IN

(1)	Percentage shown is based on 49,035,041 Ordinary Shares outstanding as of May 14, 2021 (reported by the Issuer on Form 6-K on May 19, 2021).

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Item 1. Security and Issuer.

This Amendment No. 15 (this “Amendment No. 15”) to the Statement of Beneficial Ownership on Schedule 13D filed on June 2, 2016 (the “Statement”), as amended by Amendment No. 1 thereto filed on August 29, 2016 (“Amendment No. 1”), Amendment No. 2 thereto filed on November 23, 2016 (“Amendment No. 2”), Amendment No. 3 thereto filed on January 25, 2017 (“Amendment No. 3”), Amendment No. 4 thereto filed on February 6, 2017 (“Amendment No. 4”), Amendment No. 5 thereto filed on February 27, 2017 (“Amendment No. 5”), Amendment No. 6 thereto filed on August 18, 2017 (“Amendment No. 6”), Amendment No. 7 thereto filed on September 6, 2017 (“Amendment No. 7”), Amendment No. 8 thereto filed on September 28, 2017 (“Amendment No. 8”), Amendment No. 9 thereto filed on October 30, 2017 (“Amendment No. 9”), Amendment No. 10 thereto filed on January 16, 2018 (“Amendment No. 10”), Amendment No. 11 thereto filed on January 29, 2019 (“Amendment No. 11”), Amendment No. 12 thereto filed on September 16, 2019 (“Amendment No. 12”), Amendment No. 13 thereto filed on January 11, 2021 (“Amendment No. 13”) and Amendment No. 14 thereto filed on March 15, 2021 (“Amendment No. 14”) (each such amendment, an “Amendment”), relates to the Ordinary Shares, NIS 0.03 par value per share (“Ordinary Shares”) of RADA Electronic Industries Ltd., an Israeli company (the “Issuer” or “RADA”). Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement and/or in Amendments No. 1 through 14.

This Amendment No. 15 is being filed by the Reporting Persons to report the sale by DBSI in the last 60 days of 691,826 Ordinary Shares, in private transactions to Israeli institutional investors.

The foregoing sales have decreased, in the aggregate, the number of Ordinary Shares actually held and beneficially owned by DBSI relative to the number reported in Amendment No. 14 by greater than 1% of the outstanding Ordinary Shares and DBSI’s holdings are now below 5% of the Issuer’s outstanding shares.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement, as supplemented by the information that appeared in Item 1 of Amendments No. 1 through 14, is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

Item 2. Identity and Background

This Amendment No. 15 is being filed by each of (1) DBSI Investments Ltd. (“DBSI” or the “Reporting Entity”), (2) Barak Dotan and (3) Yossi Ben Shalom.

Messrs. Dotan and Ben Shalom are together referred to sometimes hereafter as the “Reporting Individuals”, and, together with the Reporting Entity, the “Reporting Persons”.

The information set forth in the Statement in response to:

●	paragraphs (b)-(c) and (f) of Item 2, concerning DBSI;

●	paragraphs (a), (b), (c) and (f) of Item 2, concerning DBSI’s executive officers and directors;

●	paragraphs (a), (b), (c) and (f) of Item 2, concerning DBSI’s controlling shareholders;

●	paragraphs (b)-(c) and (f) of Item 2, concerning Mr. Barak Dotan; and

●	paragraphs (b)-(c) and (f) of Item 2, concerning Mr. Yossi Ben Shalom is in each case incorporated by reference herein in response to the disclosures required by the corresponding paragraphs of this Amendment No. 15.

(d) Criminal Proceedings: The information set forth in the corresponding paragraph of the Statement (with respect to each of (i) DBSI, its executive officers and directors, and its controlling shareholders, (ii) Mr. Barak Dotan and (iii) Mr. Yossi Ben Shalom) is incorporated by reference herein.

(e) Civil Proceedings: The information set forth in the corresponding paragraph of the Statement (with respect to each of (i) DBSI, its executive officers and directors, and its controlling shareholders, (ii) Mr. Barak Dotan and (iii) Mr. Yossi Ben Shalom) is incorporated by reference herein.

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Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Statement, as supplemented by the information that appeared in Item 3 of Amendments No. 1 through 14, is incorporated by reference herein in response to the disclosure requirements of Item 3 of Schedule 13D.

Item 4. Purpose of Transaction.

The information set forth in the corresponding paragraph of the Statement with respect to DBSI (and, indirectly, the Reporting Individuals) is incorporated by reference herein.

DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of RADA purchased by it.

Except as set forth in this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 15 are made on the basis of 49,035,041 Ordinary Shares outstanding as of May 14, 2021, as reported by the Issuer.

(a) DBSI is the beneficial owner of 1,981,379 Ordinary Shares of the Issuer, constituting 4.04% of the issued and outstanding Ordinary Shares of the Issuer.

DBSI possesses sole power to vote and to dispose of all of the foregoing 1,981,379 Ordinary Shares.

Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of the foregoing 1,981,379 Ordinary Shares of the Issuer beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares.

(b) The Reporting Persons and the other persons identified in Item 2 possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.

(c) During the past 60 days, DBSI has effected the sale of 691,826 Ordinary Shares:

Trade Date	Sett. Date	Buy/Sell	Quantity	Price	Consideration
05/19/2021	05/21/2021	Sell	(268,544)	$11.93774	$(3,208,808)
05/20/2021	05/24/2021	Sell	(93,788)	$11.82348	$(1,108,901)
05/21/2021	05/25/2021	Sell	(252,215)	$12.00782	$(3,028,552)
05/24/2021	05/26/2021	Sell	(77,279)	$11.78605	$(910,814)

Except as described in this Amendment No. 15, none of the Reporting Persons has effected any transactions in the Ordinary Shares (or other securities of RADA convertible into, or exercisable for, Ordinary Shares) in the past 60 days.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of Ordinary Shares on May 19, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Statement, as supplemented by the information that appeared in Item 6 of Amendments No. 1 through 14, is incorporated by reference herein in response to the disclosure requirements of Item 6 of Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2021

DBSI INVESTMENTS LTD.

/s/ Barak Dotan
Barak Dotan
Director

/s/ Yossi Ben Shalom
Yossi Ben Shalom
Director

/s/ Barak Dotan
BARAK DOTAN

/s/ Yossi Ben Shalom
YOSSI BEN SHALOM

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